June 20, 2011

VIA FACSIMILE & U.S. MAIL	James C. Wheeler
404-504-7772
Ms. Melissa Campbell Duru	jwheeler@mmmlaw.com
Special Counsel	www.mmmlaw.com
Office of Mergers and Acquisitions
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE Washington, DC 20549

Re:	CNB Bancorp Inc. Schedule 13E-3 Filed on May 10, 2011; Amended June 10, 2011 File No. 5-86218 Preliminary Proxy on Schedule 14A Filed May 10, 2011; Amended June 10, 2011 File No. 0-50729

Dear Ms. Duru:

Enclosed for electronic filing via EDGAR, on behalf of CNB Bancorp, Inc. (the “Company”) is the Amendment No. 2 to the Company’s preliminary proxy (the “Revised Proxy”), amending the Company’s preliminary proxy filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2011 (the “Proxy Statement”), as amended June 10, 2011.

The Revised Proxy is also being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated June 17, 2011 with respect to the Proxy Statement. The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of this response letter correspond to the page numbers of the Revised Proxy.

General

1.	We note your response to prior comment 11. Please supplement your disclosure to briefly clarify the “qualitative advantages and disadvantages of the terms of the Bank Stock [that] are balanced as compared to the rights related to the CNB common stock…”

Response: The Company has revised the disclosure to address the Staff’s comment. Please refer to page 8 of the Revised Proxy.

2.	We refer to your response to prior comment 13 and revised disclosure on page 13 in which the Board expresses its belief that shareholders should be in “substantially the same position” after the Rule 13e-3 transaction as before, except for the additional benefits

Ms. Melissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

June 21, 2011

attributed to cost savings. Please balance your disclosure further to remind shareholders that the Board’s belief as to the equivalency of the Bank stock offered in exchange for CNB stock is based solely on qualitative assessments and that shareholders should consider the possibility that the Bank stock may be worth less in value than the CNB stock being given up in the merger.

Response: The Company has revised the disclosure to address the Staff’s comment. Please refer to page 13 of the Revised Proxy.

At your request, we will also provide you the statement from the filing persons referenced in your letter.

The Company respectfully requests the Staff’s assistance in completing the review of Revised Proxy as soon as possible. The Company anticipates that it will file a determinative proxy statement in 10 calendar days from the date of this letter. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Revised Proxy or this response letter to Jim Wheeler at 404-504-7772.

Best regards,

/s/ James C. Wheeler
James C. Wheeler JCW:sm

Attachments

cc:	Jeffrey H. Noblin

Elizabeth T. Beale

Adriana Mitchell